                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF         MAY        , 20 06
                 ------------------      --

    PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

    JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                               PERUSAHAAN PERSEROAN (PERSERO)
                               PT TELEKOMUNIKASI INDONESIA
                               -------------------------------------------------
                                                (REGISTRANT)


DATE    MAY 23, 2006           BY          /s/ Harsya Denny Suryo
     ------------------        -------------------------------------------------
                                                (SIGNATURE)

                                            HARSYA DENNY SURYO
                          VICE PRESIDENT INVESTOR RELATION & CORPORATE SECRETARY

                                  ANNOUNCEMENT
                                  ------------
                          No. TEL.206/PR110/COM-10/2006

                        TELKOM'S REPORT OF SHARE BUY BACK


BANDUNG, MAY 23, 2006, In reference to the Extraordinary General Meeting Result dated December 21 2005, we hereby inform that TELKOM has executed share buy back on May 4, 5, 8, 18 and 19, 2006 in the New York Stock Exchange and on May 19, 2006 in the Jakarta Stock Exchange, as follows:

 MAY 4, 2006 (NYSE):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 4, 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Morgan Stanley Services Limited
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      NYSE
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price (per ADR, 1 ADR=40 shares)   $35.62
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume (in ADR, 1 ADR=40 shares)           5,600
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume (in ADR, 1 ADR=40 shares)       399,100
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            1.40%
-------------------------------------------------------------------------------------------------------------------
 Purchase price (per ADR)                            $35.31
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             224,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,007,775,964
-------------------------------------------------------------------------------------------------------------------


 MAY 5, 2006 (NYSE):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 5, 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Morgan Stanley Services Limited
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      NYSE
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price (per ADR, 1 ADR=40 shares)   $35.30
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume (in ADR, 1 ADR=40 shares)           8,450
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume (in ADR, 1 ADR=40 shares)       396,300
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            2.13%
-------------------------------------------------------------------------------------------------------------------
 Purchase price (per ADR)                            $34.45
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             562,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,007,437,964
-------------------------------------------------------------------------------------------------------------------


 MAY 8, 2006 (NYSE):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 8 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Morgan Stanley Services Limited
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      NYSE
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price (per ADR, 1 ADR=40 shares)   $34.21
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume (in ADR, 1 ADR=40 shares)           8,450
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume (in ADR, 1 ADR=40 shares)       601,100
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            1.41%
-------------------------------------------------------------------------------------------------------------------
 Purchase price (per ADR)                            $35.47
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             900,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,007,099,964
-------------------------------------------------------------------------------------------------------------------


MAY 18, 2006 (NYSE):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 18 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Morgan Stanley Services Limited
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      NYSE
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price (per ADR, 1 ADR=40 shares)   $33.00
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume (in ADR, 1 ADR=40 shares)           22,500
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume (in ADR, 1 ADR=40 shares)       211,800
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            10.62%
-------------------------------------------------------------------------------------------------------------------
 Purchase price (per ADR)                            $32.97
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             1,800,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,006,199,964
-------------------------------------------------------------------------------------------------------------------

MAY 19, 2006 (JSX):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 19 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Danareksa Sekuritas
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      JSX
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price                              Rp.7,550
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume                                     100,000
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume                                 43,733,000
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            0.23%
-------------------------------------------------------------------------------------------------------------------
 Purchase price                                      Rp.7,500
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             1,900,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,006,099,964
-------------------------------------------------------------------------------------------------------------------


MAY 19, 2006 (NYSE):

-------------------------------------------------------------------------------------------------------------------
 Transaction Date                                    May 19 2006
-------------------------------------------------------------------------------------------------------------------
 Broker                                              Morgan Stanley Services Limited
-------------------------------------------------------------------------------------------------------------------
 Stock Exchange                                      NYSE
-------------------------------------------------------------------------------------------------------------------
 Previous Closing Price (per ADR, 1 ADR=40 shares)   $32.72
-------------------------------------------------------------------------------------------------------------------
 Purchase Volume (in ADR, 1 ADR=40 shares)           22,500
-------------------------------------------------------------------------------------------------------------------
 Total Market Volume (in ADR, 1 ADR=40 shares)       198,000
-------------------------------------------------------------------------------------------------------------------
 % of Total Market Volume                            11.36%
-------------------------------------------------------------------------------------------------------------------
 Purchase price (per ADR)                            $33.00
-------------------------------------------------------------------------------------------------------------------
 Time of Transaction                                 Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
 Maximum Amount of Purchase Allowed                  1,007,999,964
-------------------------------------------------------------------------------------------------------------------
 Total Amount that have been Repurchased             2,800,000
-------------------------------------------------------------------------------------------------------------------
 Remaining amount of Maximum Purchased Allowed       1,005,199,964
-------------------------------------------------------------------------------------------------------------------


MAY 22, 2006 (JSX):

-------------------------------------------------------------------------------------------------------------------
Transaction Date                                     22 Mei 2006
-------------------------------------------------------------------------------------------------------------------
Broker                                               Danareksa Sekuritas
-------------------------------------------------------------------------------------------------------------------
Stock Exchange                                       JSX
-------------------------------------------------------------------------------------------------------------------
Previous Closing Price                               Rp.7.550
-------------------------------------------------------------------------------------------------------------------
Purchase Volume                                      1,013,500
-------------------------------------------------------------------------------------------------------------------
Total Market Volume                                  33.129.500
-------------------------------------------------------------------------------------------------------------------
% of Total Market Volume                             3,06%
-------------------------------------------------------------------------------------------------------------------
Purchase price                                       Rp.7.389,42
-------------------------------------------------------------------------------------------------------------------
Time of Transaction                                  Between 30 minutes after opening and 30 minutes before closing
-------------------------------------------------------------------------------------------------------------------
Maximum Amount of Purchase Allowed                   1.007.999.964
-------------------------------------------------------------------------------------------------------------------
Total Amount that have been Repurchased              3.813.500
-------------------------------------------------------------------------------------------------------------------
Remaining amount of Maximum Purchased Allowed        1.004.186.464
-------------------------------------------------------------------------------------------------------------------


HARSYA DENNY SURYO
VP Investor Relations and Corporate Secretary


For further information please contact:
PT TELEKOMUNIKASI INDONESIA, TBK.
INVESTOR RELATIONS UNIT
Tel.:  62-21-5215109
Fax.:  62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id